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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 15


  Certification and Notice of Termination of Registration under Section 12(g)
        of the Securities Exchange Act of 1934 or Suspension of Duty to
           File Reports Under Section 13 and 15(d) of the Securities
                              Exchange Act of 1934


                          Commission File No. 0-15098

                           JONES PHARMA INCORPORATED
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            (Exact name of registrant as specified in its charter)


                      1945 Craig Road, St. Louis, MO 63146
                                 (314) 576-6100
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.04 per share
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           (Title of each class of securities covered by this Form)

                                      None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)   [ ]        Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)    [ ]

        Approximate number of holders of record as of the certification or notice date: None (issuer was merged into King Pharmaceuticals, Inc.)

        Pursuant to the requirements of the Securities Exchange Act of 1934, Jones Pharma Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  August 31, 2000               By: /s/ John A. A. Bellamy
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                                          John A. A. Bellamy
                                          Executive Vice President, Legal
                                          Affairs and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulation under the Securities Exchange Act of 1934. The registrant shall file with the Commission three (3) copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature